SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	June	2006
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Notice of Voting Results, dated June 26, 2006.

DOCUMENT 1

NOTICE OF VOTING RESULTS

June 26, 2006

To:	Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Toronto Stock Exchange

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of voting on the matters submitted to the annual and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Crystallex International Corporation (the “Corporation”) held on June 22, 2006. At the Meeting, Shareholders were asked to consider certain annual meeting matters and other special business. The matters voted upon at the Meeting and the results of the voting were as follows:

1.	Election of Directors

By a vote by way of show of hands, the number of directors elected at the meeting was eight and the following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

Robert A. Fung

Michael J. H. Brown

Todd Bruce

C. William Longden

Harry J. Near

Marc J. Oppenheimer

Johan van’t Hof

Armando F. Zullo

2.	Appointment of Auditors

By a vote by way of show of hands, Deloitte &Touche LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of the Shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors.

3.	Shareholder Rights Plan

The existing Shareholder Rights Plan of the Corporation was not tabled for reconfirmation by Shareholders at the Meeting due to an irregularity in the Form of Proxy used in connection with the Meeting relating to this item of business.

The scrutineer’s report confirmed that no insider of the Corporation voted on the resolution.

CRYSTALLEX INTERNATIONAL CORPORATION

/s/ Daniel E. Hamilton

Daniel E. Hamilton

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	June 27, 2006	By:	/S/ DAN HAMILTON
Name: Dan Hamilton Title: Chief Financial Officer